UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

On April 7, 2026, DarkIris Inc. (the “Company”) entered into certain share purchase agreements (the “Share Purchase Agreements”) with 11 investors (the “Purchasers”). Pursuant to the Share Purchase Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 9,400,000 Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) at a price of $0.35 per Class A Ordinary Share; and 1,428,571 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) at a price of $0.35 per Class B Ordinary Share (the “Private Placement”). As part of the Private Placement, the 1,428,571 Class B Ordinary Shares were purchased by Hong Zhifang, the Company’s Chief Executive Officer, Chairman of the board of directors and director.

The closing of the Private Placement is expected to occur on or about April 15, 2026, subject to the satisfaction of customary closing conditions. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

The foregoing description of the Share Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreements. A copy of the form of such Share Purchase Agreement is attached hereto as Exhibits 10.1, and is incorporated herein by reference.

On April 7, 2026, the Company also entered into a short video drama purchase agreement (the “Short Video Drama Purchase Agreement”) with a company incorporated in Hong Kong (the “Seller”). Pursuant to the Short Video Drama Purchase Agreement, the Company agreed to purchase certain short video dramas content from the Seller for a total consideration of $800,000, to be satisfied by the issuance of 2,285,714 Class A Ordinary Shares at a price of $0.35 per Class A Ordinary Shares.

The foregoing description of the Short Video Drama Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Short Video Drama Purchase Agreement. A copy of the form of such Short Video Drama Purchase Agreement is attached hereto as Exhibits 10.2, and is incorporated herein by reference.

The securities referenced therein were issued and sold in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. Each purchaser represented that they are an “accredited investor” and were acquiring the securities for investment purposes.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Form of Share Purchase Agreement in respect of the Company’s Class A/Class B Ordinary Shares
10.2	Form of Short Video Drama Purchase Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: April 8, 2026

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